EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 of our report dated March 30, 2011 (April 28, 2011 as to the convenience translation described in Note 2) relating to the consolidated financial statements of Yandex N.V. and subsidiaries (which report expresses an unqualified opinion and also comprehended the translation of Russian Rouble amounts into U.S. dollar amounts presented solely for the convenience of readers in the United States of America) appearing in this Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia

May 18, 2011